For Immediate Release

Premium Standard Farms, Inc.
Contact: Charlie Arnot
(816)472-7675

PSF Group Holdings, Inc. Announces Results for 1st Quarter

KANSAS CITY, MO, August 12, 2003 – PSF Group Holdings, Inc., the parent company of Premium Standard Farms, Inc., today reported results for its fiscal year 2004 first quarter ended June 28, 2003. Net loss for the first quarter was $1.7 million compared to a net loss of $4.3 million for the first quarter of last year.

"This quarter reflects the first positive movement in hog prices in the past seven quarters. Our financial performance improved each month this quarter, ending with a profitable June. The improved performance results primarily from increased price levels and an increase in volume," said John M. Meyer, Chief Executive Officer. "Our focus for the remainder of 2004 is to improve productivity at the farms and to move more products up the value chain and continue to improve sales margins."

Net sales for the quarter totaled $171.1 million, up from $149.0 million in the comparable period last year reflecting an increase in prices and volume.

Premium Standard Farms, Inc., a wholly-owned subsidiary of PSF Group Holdings, Inc., is a leading vertically integrated provider of pork products to the wholesale and retail, food service and institutional markets in the United States and export customers in more than 20 countries. Premium Standard Farms, Inc. is the nation's second largest pork producer and seventh largest pork processor, with approximately 4,000 employees working at farms and processing facilities in Missouri, North Carolina and Texas.

This news release contains "forward-looking statements" within the meaning of the federal securities laws. The terms "improve," "continue to improve", "move up the value chain", and similar expressions made with respect to our earnings and outlook for the future contain some forward-looking information. Naturally, all forward-looking statements involve risk and uncertainty and actual results or events could be materially different. Although we believe that our expectations are based on reasonable assumptions, we can give no assurance that our goals will be achieved. Important factors that could cause actual results to differ include: economic conditions generally and in our principal markets; competitive practices and consolidation in the pork production and processing industries; the impact of current and future laws, government regulations and fiscal policies affecting our industry and operations, including environmental laws and regulations, trade embargoes and tariffs; domestic and international transportation disruptions; food safety; the availability of additional capital to fund future commitments and expansion and the cost and terms of financing; outbreaks of disease in our herds; feed ingredient costs; fluctuations in live hog and wholesale pork prices; customer demands

and preferences; and the occurrence of natural disasters and other occurrences beyond our control. In light of these risks, uncertainties and assumptions, the forward-looking events discussed might not occur.

A copy of the Company's Form 10-Q for the first quarter of fiscal 2004 will be available on the internet at www.psfarms.com.

PSF Group Holdings, Inc. and Subsidiaries
Condensed Consolidated Statements of Operations
13 weeks ended June 28, 2003 and June 29, 2002
(in 000's)
(Unaudited)

	13 Weeks Ended	
	June 28, 2003	**June 29, 2002**
Net sales	$ 171,132	$ 149,049
Cost of goods sold	163,600	146,149
Gross profit	7,532	2,900
Selling, general and administrative expenses	4,242	4,949
Other income	(250)	(627)
Operating income (loss)	3,540	(1,422)
Interest expense (income):		
Interest expense	6,418	5,610
Interest income	(29)	(37)
Interest expense, net	6,389	5,573
Loss before income taxes	(2,849)	(6,995)
Income tax benefit	(1,108)	(2,721)
Net loss	$ (1,741)	$ (4,274)
Unrealized gain (loss) on interest rate swap, net of tax	77	(452)
Comprehensive loss	$ (1,664)	$ (4,726)